Earning Release

ELBIT SYSTEMS REPORTS
THIRD QUARTER 2019 RESULTS

Backlog of orders at $9.8 billion; Revenues at $1,101 million;
Non-GAAP net income of $59 million; GAAP net income of $72 million; Non-GAAP net EPS of $1.33; GAAP net EPS of $1.63

Haifa, Israel, November 26, 2019 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) (the "Company"), the international high technology company, reported today its consolidated results for the quarter ended September 30, 2019.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:
“We are pleased with the strong growth in our revenues, especially in North America, a strategic region for us, where sales in the quarter increased to 30% of our total revenue.

Over the past year we completed a number of important acquisitions that broadened our product portfolio and increased our penetration into strategic markets. The integration of recent acquisitions is progressing as expected, and we continue to explore additional opportunities to extract revenue and cost synergies.

Elbit Systems has a successful track record of value creation through both organic and acquisitive growth, and we intend to continue pursuing this strategy for the foreseeable future.”

Third quarter 2019 results:

Revenues in the third quarter of 2019 were $1,101.2 million, as compared to $895.2 million in the third quarter of 2018. The strong growth was driven mainly by the consolidation of IMI.

Non-GAAP (*) gross profit amounted to $290.0 million (26.3% of revenues) in the third quarter of 2019, as compared to $260.7 million (29.1% of revenues) in the third quarter of 2018. GAAP gross profit in the third quarter of 2019 was $286.2 million (26.0% of revenues), as compared to $255.9 million (28.6% of revenues) in the third quarter of 2018.

Research and development expenses, net were $79.5 million (7.2% of revenues) in the third quarter of 2019, as compared to $69.6 million (7.8% of revenues) in the third quarter of 2018.

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* see page 4

Earning Release

Marketing and selling expenses, net were $75.5 million (6.9% of revenues) in the third quarter of 2019, as compared to $69.4 million (7.8% of revenues) in the third quarter of 2018.

General and administrative expenses, net were $57.5 million (5.2% of revenues) in the third quarter of 2019, as compared to $37.8 million (4.2% of revenues) in the third quarter of 2018.

Other operating income, net in the third quarter of 2019 was 28.0 million. This was the result of a capital gain related to a sale and lease back of buildings by a subsidiary in Israel.

Non-GAAP(*) operating income was $80.7 million (7.3% of revenues) in the third quarter of 2019, as compared to $85.7 million (9.6% of revenues) in the third quarter of 2018. GAAP operating income in the third quarter of 2019 was $101.7 million (9.2% of revenues), as compared to $79.1 million (8.8% of revenues) in the third quarter of 2018.

Financial expenses, net were $18.5 million in the third quarter of 2019, as compared to $8.1 million in the third quarter of 2018. Financial expenses, net in the third quarter of 2019 include exchange rate differences of approximately $6.6 million related to the recognition of lease liabilities denominated in foreign currencies (mainly in New Israeli Shekels) as a result of the adoption of ASC 842, Leases, effective January 1, 2019.

Other expenses, net were $2.8 million in the third quarter of 2019, mainly due to the non-service cost components of pension plans, in accordance with ASU 2017-07.

Taxes on income were $7.6 million (effective tax rate of 9.5%) in the third quarter of 2019, as compared to $8.9 million (effective tax rate of 12.6%) in the third quarter of 2018. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and other income and expenses that are not a part of the taxable income.

Equity in net losses of affiliated companies and partnerships was $0.5 million in the third quarter of 2019, as compared to equity in net earnings of $2.7 million in the third quarter of 2018.

Net income attributable to non-controlling interests was $0.3 million in the third quarter of 2019, as compared to $0.7 million in the third quarter of 2018.

Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2019 was $58.7 million (5.3% of revenues), as compared to $67.3 million (7.5% of revenues) in the third quarter of 2018. GAAP net income attributable to the Company's shareholders in the third quarter of 2019 was $72.1 million (6.5% of revenues), as compared to $64.1 million (7.2% of revenues) in the third quarter of 2018.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.33 for the third quarter of 2019, as compared to $1.57 for the third quarter of 2018. GAAP diluted earnings per share in the third quarter of 2019 were $1.63, as compared to $1.50 for the third quarter of 2018.

The Company’s backlog of orders as of September 30, 2019 totaled $9,796 million, as compared to $8,108 million as of September 30, 2018. Approximately 62% of the current backlog is attributable to orders from outside Israel. Approximately 46% of the current backlog is scheduled to be performed during the fourth quarter of 2019 and during 2020.

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____________
* see page 4

Earning Release

Operating cash flows used in the nine months ended September 30, 2019 were $140.3 million, as compared to $20.3 million used in the nine months ended September 30, 2018.

Investing cash flows in the nine months ended September 30, 2019 included approximately $345 million in proceeds from factoring of the premises evacuation asset related to the IMI acquisition, and approximately $350 million in subsidiaries and business operations as a result of the acquisition of the Night Vision business of L3Harris Technologies in the third quarter of 2019.

Financing cash flows in the nine months ended September 30, 2019 included approximately $184.8 million in proceeds resulting from the issuance of shares to institutional investors.

Adoption of New Accounting Standard:

The Company adopted Accounting Standards Update (ASU) 2016-02, Leases (ASC 842), effective January 1, 2019, using a modified retrospective transition method. Consequently, periods prior to January 1, 2019 are not restated for the adoption of ASC 842.

ASC 842, as amended, requires lessees to recognize a Right of Use (ROU) asset and lease liability on the balance sheet for most lease arrangements and expands disclosures about leasing arrangements for both lessees and lessors, among other items. We adopted ASC 842 using the optional transition method whereby we applied the new lease requirements under ASC 842 through a cumulative-effect adjustment.

On January 1, 2019, we recognized approximately $377 million of ROU operating lease assets and lease liabilities as a result of adopting this standard. As part of our adoption, we elected all of the available practical expedients with the exception of the practical expedient permitting the use of hindsight when determining the lease term and assessing impairment of ROU assets. The adoption of the standard increased our financial expenses in the nine months ended September 30, 2019, in the amount of $21.1 million as a result of exchange rate differences on lease liabilities denominated in foreign currencies (mainly NIS). The comparative periods have not been restated for the adoption of ASU 2016-02.

Earning Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, the Company factors out items such as those that have a non-recurring impact on the income statements, various non-cash items, including significant exchange rate differences, significant effects of retroactive tax legislation and changes in accounting guidance and other items, financial transactions which the Company considers not to be part of its regular ongoing business, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except per share amount)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2019	2018	2019	2018	2018

GAAP gross profit	$852.2	$741.3	$286.2	$255.9	$976.2
Adjustments:
Amortization of purchased intangible assets	15.4	14.0	3.8	4.8	19.1
Expenses related to IMI acquisition	—	—	—	—	66.6
Non-GAAP gross profit	$867.6	$755.3	$290.0	$260.7	$1,061.9
Percent of revenues	27.2%	29.0%	26.3%	29.1%	28.8%

GAAP operating income	$258.0	$254.2	$101.7	$79.1	$292.8
Adjustments:
Amortization of purchased intangible assets	25.5	19.4	7.0	6.6	26.5
Other capital gain	(28.0)	—	(28.0)	—	—
Expenses related to IMI acquisition	—	—	—	—	66.8
Gain from changes in holdings	(1.2)	(45.4)	—	—	(45.4)
Non-GAAP operating income	$254.3	$228.2	$80.7	$85.7	$340.7
Percent of revenues	8.0%	8.8%	7.3%	9.6%	9.2%

GAAP net income attributable to Elbit Systems’ shareholders	$176.3	$205.6	$72.1	$64.1	$206.7
Adjustments:
Amortization of purchased intangible assets	25.5	19.4	7.0	6.6	26.5
Expenses related to IMI acquisition	—	—	—	—	66.8
Impairment of investment	—	5.1	—	—	17.6
Exchange rate differences (*)	22.1	1.2	6.7	(2.5)	3.4
Other capital gain	(28.0)	—	(28.0)	—	—
Gain from changes in holdings	(5.8)	(45.4)	—	—	(45.4)
Related tax (expenses) benefits	(1.5)	(2.5)	0.9	(0.9)	(8.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	$188.6	$183.4	$58.7	$67.3	$267.5
Percent of revenues	5.9%	7.0%	5.3%	7.5%	7.3%

GAAP diluted net EPS	$4.04	$4.81	$1.63	$1.50	$4.84
Adjustments, net	0.28	(0.52)	(0.30)	0.07	1.42
Non-GAAP diluted net EPS	$4.32	$4.29	$1.33	$1.57	$6.26

(*) Exchange rate differences in the nine months ended September 30, 2019 included exchange rate differences of $21.1 million on lease contracts as a result of the implementation of ASC 842, effective as of January 1, 2019, as well as other assets and liabilities denominated in currencies other than U.S. dollars.

Earning Release

Recent Events:

On September 10, 2019, the Company announced that its UK subsidiary, Elbit Systems UK Ltd., was awarded an approximately $38 million contract from the UK Ministry of Defence to supply comprehensive JFST systems to the British Army. The JFST systems will be supplied over a period of two years following which Elbit Systems UK will provide an additional four years of maintenance, technical support and on-site training.

On September 15, 2019, the Company announced that its U.S. subsidiary, Elbit Systems of America, LLC, completed the acquisition of the Night Vision business of L3Harris Technologies (NYSE:LHX) for a purchase price of $350 million.

On September 26, 2019, the Company announced that its subsidiary, Elbit Systems of America LLC, was awarded a $85 million firm-fixed-priced contract, with no option periods, by the U.S. Navy for the repair of Digital Display Indicator (DDI) systems aboard F/A-18 aircraft. The contract will be performed in Talladega, Alabama over a five-year period.

On October 3, 2019, the Company announced that its U.S. subsidiary, Elbit Systems of America LLC, was awarded a delivery order valued at approximately $23 million for the supply of systems and various spare components to the U.S. Marine Corps. The order will be executed in Roanoke, Virginia and will be supplied over the next 10 months.

On October 6, 2019, the Company announced that it was awarded a contract valued at approximately $153 million to supply an army of a country in Southeast Asia with a comprehensive, multi-layered array of Unmanned Aircraft Systems. The contract will be performed over a 22-month period.

On October 29, 2019, the Company announced that following extensive testing by Federal Office for Defence Procurement (Armasuisse) and the Swiss Armed Forces, the Company was selected by the Swiss Federal Department of Defence, Civil Protection and Sport ("DDPS") to provide the Swiss Armed Forces with an army-wide tactical Software Defined Radio (SDR) solution under the Telecommunications Armed Forces (TK A) program, Ersa mob Komm. Contract award is subject to Swiss Parliament approvals.

On October 31, 2019, the Company announced that it was awarded a contract valued at approximately $50 million from the Portuguese Ministry of Defense (MoD) to supply the Portuguese Air Force (PtAF) with a complete Electronic Warfare (EW) suite and Customer Logistics Support for the new KC-390 multi-mission aircraft. The contract will be performed over a five-year period.

On November 21, 2019, the Company announced that at its Extraordinary and Annual General Meeting of Shareholders held on November 20, 2019 at the Company's offices in Haifa, the proposed resolutions described in the Proxy Statement to the Shareholders dated October 10, 2019 and detailed hereunder were approved by the respective required majority:

1.
To re-elect Mr. M. Federmann, Mrs. Baum, Mr. Ben-Zeev, Mr. D. Federmann, Mr. Ninveh, Prof. Nisan and Prof. Tamir, as members of the board of directors of the Company until the close of next Shareholder's Annual General Meeting of the Company.

2.	To elect Mrs. Bilha (Billy) Shapira for a first three-year term as an External Director of the Company, commencing on the close of the Meeting and ending on November 20, 2022, inclusive.

3.
To re-appoint the Company’s independent auditor, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as independent auditor of the Company for the fiscal year 2019 and until the close of the next Shareholders' Annual General Meeting of the Company.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the third quarter of 2019. The dividend’s record date is December 27, 2019. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on January 13, 2020, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call on Tuesday, November 26, 2019 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
Canada Dial-in Numbers: 1 888 604 5839
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US and Canada) or +972 3 925 5921 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-772946663
j.gaspar@elbitsystems.com
Rami Myerson, Investor Relations Director
Tel: +972-77-2948984
rami.myerson@elbitsystems.com
David Vaaknin, VP, Head of Corporate Communications
Tel: +972-772946691
david.vaaknin@elbitsystems.com

IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	September 30, 2019	December 31, 2018
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$165,680	$208,479
Short-term bank deposits and restricted deposits	4,165	16,447
Trade and unbilled receivables and contract assets, net	1,882,518	1,712,915
Other receivables and prepaid expenses	171,994	199,148
Inventories, net	1,375,883	1,141,996
Total current assets	3,600,240	3,278,985

Investments in affiliated companies and partnerships and other companies	199,862	196,180
Long-term trade and unbilled receivables and contract assets	280,039	297,145
Premises evacuation	—	365,436
Long-term bank deposits and other receivables	70,688	42,962
Deferred income taxes, net	44,935	42,804
Severance pay fund	293,611	278,732
	889,135	1,223,259

Operating lease right of use assets	379,496	—
Property, plant and equipment, net	746,470	686,620
Goodwill and other intangible assets, net	1,628,136	1,261,921
Total assets	$7,243,477	$6,450,785

Liabilities and Equity
Short-term bank credit and loans	$192,982	$208,821
Current maturities of long-term loans and Series A Notes	166,125	62,546
Operating lease liabilities	64,415	—
Trade payables	793,258	776,100
Other payables and accrued expenses	1,090,023	1,081,992
Contract liabilities	786,761	780,994
	3,093,564	2,910,453

Long-term loans, net of current maturities	475,501	467,649
Series A Notes, net of current maturities	—	56,303
Employee benefit liabilities	782,024	736,798
Deferred income taxes and tax liabilities, net	93,445	78,677
Operating lease liabilities	331,941	—
Contract liabilities	75,218	175,890
Other long-term liabilities	208,781	170,607
	1,966,910	1,685,924

Elbit Systems Ltd.'s equity	2,161,030	1,832,453
Non-controlling interests	21,973	21,955
Total equity	2,183,003	1,854,408
Total liabilities and equity	$7,243,477	$6,450,785

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2019	2018	2019	2018	2018
	Unaudited		Unaudited		Audited
Revenues	$3,186,894	$2,605,844	$1,101,190	$895,150	$3,683,684
Cost of revenues	2,334,720	1,864,515	815,032	639,231	2,707,505
Gross profit	852,174	741,329	286,158	255,919	976,179

Operating expenses:
Research and development, net	234,126	214,366	79,468	69,626	287,352
Marketing and selling, net	220,917	207,559	75,512	69,442	281,014
General and administrative, net	168,385	110,582	57,520	37,797	160,348
Other operating income, net	(29,264)	(45,367)	(28,030)	—	(45,367)
Total operating expenses	594,164	487,140	184,470	176,865	683,347
Operating income	258,010	254,189	101,688	79,054	292,832

Financial expenses, net(*)	(52,715)	(29,142)	(18,461)	(8,145)	(44,061)
Other (expenses) income, net	(4,618)	(5,063)	(2,811)	25	(11,449)
Income before income taxes	200,677	219,984	80,416	70,934	237,322

Taxes on income	(28,543)	(22,542)	(7,619)	(8,904)	(26,445)
	172,134	197,442	72,797	62,030	210,877

Equity in net earnings (losses) of affiliated companies and partnerships	5,272	9,140	(469)	2,695	(2,222)
Net income	$177,406	$206,582	$72,328	$64,725	$208,655
Less: net income attributable to non-controlling interests	(1,063)	(969)	(263)	(670)	(1,917)
Net income attributable to Elbit Systems Ltd.'s shareholders	$176,343	$205,613	$72,065	$64,055	$206,738

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$4.04	$4.81	$1.63	$1.50	$4.84
Diluted net earnings per share	$4.04	$4.81	$1.63	$1.50	$4.84

Weighted average number of shares (in thousands)(**)
Shares used in computation of basic earnings per share	43,614	42,753	44,162	42,753	42,753
Shares used in computation of diluted earnings per share	43,666	42,755	44,217	42,755	42,753

(*) Financial expenses in the first nine months ended September 30, 2019 included exchange rate differences of $21.1 million on lease contracts as a result of the implementation of ASC 842.
(**) During the second quarter of 2019 the Company issued 1,408,921 shares to institutional investors.

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$177,406	$206,582	$208,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	98,280	84,974	118,205
Adjustment to fair value investment	—	5,114	13,334
Stock-based compensation	2,973	347	1,387
Amortization of Series A Notes premium and related issuance costs, net	(69)	(69)	(92)
Deferred income taxes and reserve, net	12,567	6,601	13,724
Loss (gain) on sale of property, plant and equipment	(28,509)	(30)	2,080
Gain on sale and revaluation of investments	(4,479)	(42,868)	(41,822)
Equity in net losses (earnings) of affiliated companies and partnerships, net of dividend received (*)	1,780	(221)	17,929
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and contract assets and prepaid expenses	(121,167)	(38,460)	(89,099)
Increase in inventories, net	(195,857)	(131,635)	(117,221)
Increase (decrease) in trade payables, other payables and accrued expenses	6,710	(157,024)	(89,956)
Severance, pension and termination indemnities, net	9,000	(7,357)	(31,363)
Increase (decrease) in contract liabilities	(98,892)	53,790	185,898
Net cash provided by (used in) operating activities	(140,257)	(20,256)	191,659

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(97,898)	(66,664)	(102,301)
Acquisition of subsidiaries and business operations	(357,144)	(127,569)	(504,447)
Proceeds from premises evacuation	344,913	—	—
Investments in affiliated companies and other companies	(3,350)	(7,181)	(7,538)
Deconsolidation of subsidiary	—	(2,873)	(2,873)
Proceeds from sale of property, plant and equipment	36,189	1,380	4,388
Investment in long-term deposits	(289)	(120)	(183)
Proceeds from sale of long-term deposits	350	81	82
Investment in short-term deposits	(15,913)	(5,132)	(10,361)
Proceeds from sale of short-term deposits	28,789	18,314	30,363
Net cash used in investing activities	(64,353)	(189,764)	(592,870)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	—	48	48
Issuance of shares	184,840	—	—
Repayment of long-term loans	(242,440)	(39)	(775)
Proceeds from long-term loans	350,000	340,397	342,528
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid (**)	(58,922)	(56,479)	(75,305)
Change in short-term bank credit and loans, net	(16,135)	(22,220)	242,652
Net cash provided by financing activities	161,811	206,175	453,616

Net increase (decrease) in cash and cash equivalents	(42,799)	(3,845)	52,405
Cash and cash equivalents at the beginning of the year	208,479	156,074	156,074
Cash and cash equivalents at the end of the period	$165,680	$152,229	$208,479
* Dividend received from affiliated companies and partnerships	$7,052	$8,919	$15,707
** Dividend paid during the nine months ended September 30, 2019, included approximately $1,203 in a dividend paid by a subsidiary to non-controlling interests.

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Nine months ended September 30,				Three months ended September 30,
	2019		2018		2019		2018
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	1,178.8	37.0	1,033.4	39.7	397.6	36.1	355.1	39.7
Land systems	860.7	27.0	409.7	15.7	295.2	26.8	153.2	17.1
C4ISR systems	804.6	25.2	855.1	32.8	299.2	27.2	292.0	32.6
Electro-optic systems	249.6	7.8	231.5	8.9	78.3	7.1	76.7	8.6
Other (mainly non-defense engineering and production services)	93.2	3.0	76.1	2.9	30.9	2.8	18.1	2.0
Total	3,186.9	100.0	2,605.8	100.0	1,101.2	100.0	895.1	100.0

Consolidated Revenues by Geographical Regions:

	Nine months ended September 30,				Three months ended September 30,
	2019		2018		2019		2018
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	740.2	23.2	512.8	19.7	245.9	22.3	160.8	18.0
North America	908.6	28.5	691.3	26.5	333.4	30.3	230.2	25.7
Europe	583.3	18.3	487.2	18.7	195.3	17.7	171.5	19.2
Asia-Pacific	732.0	23.0	588.3	22.6	248.0	22.5	224.3	25.1
Latin America	122.0	3.8	151.4	5.8	49.5	4.5	60.4	6.7
Other countries	100.8	3.2	174.8	6.7	29.1	2.7	47.9	5.3
Total	3,186.9	100.0	2,605.8	100.0	1,101.2	100.0	895.1	100.0